

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





January 31, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2005

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278





1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 21, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning a Shareholder Committee Submitted by David R. Watt, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 9, 2004, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from David R. Watt, with John Chevedden as proxy (the "***Proponent***" or "***Mr. Chevedden***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes a portion of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

[03000-0200/SB043350.160]

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Mr. Watt and Mr. Chevedden as notice to the Proponent of the Company's intention to exclude a portion of the Proposal from the proxy materials. Mr. Watt's letter to the Company submitting the Proposal appoints Mr. Chevedden as proxy to act on behalf of Mr. Watt on shareholder matters concerning the Proposal. Mr. Watt's letter also requests that all future communications be directed to Mr. Chevedden.

The Proposal

The Proposal relates to the creation of a shareholder committee and states, in relevant part:

> *RECCOMMED, Adopt Shareholder Committee to Address our Majority Votes. If a Rule 14a-8 shareholder proposal receives a majority of the votes cast yes or no and our Board of Directors does not take the action requested in the Proposal (or, in the case of a Proposal needing further shareholder approval, does not resolve to submit such approval to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 90 days of the meeting at which the vote was obtained, then:*
>
> *(a) Our Board will constitute a "Majority Vote Shareholder Committee" composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee and who support the shareholder proposal;*
>
> *(b) The purpose of this Committee will be to communicate with our Board regarding the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and*
>
> *(c) The independent members of the Board shall meet with the Committee no fewer than two times prior to the deadline for Rule 14a-8 shareholder proposals for the next annual meeting.*
>
> *The Board may abolish the Committee if:*
> *(i) the Board takes the action requested in the Proposal; or*

(ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee.

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude a portion of the Proposal from the 2005 Proxy Statement because under Rules 14a-8(i)(3)/14a-9 it is materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

A portion of the Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because it is materially false or misleading.

A portion of the Proposal is properly excludable under Rules 14a-8(i)(3)/14a-9 because it contains a false or misleading statement that is irrelevant to the topic of the Proposal and impugns the conduct, character and integrity of the Board of Directors (the "***Board***") without factual foundation.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. While *Staff Legal Bulletin No. 14B ("SLB 14B")* has clarified the use of Rule 14a-8(i)(3) as a basis for excluding false and misleading statements in shareholder proposals, Section B.4 of *SLB 14B* makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where:

- *Statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;* or
- *Substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong*

> *likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.*

By letter of December 14, 2004, we brought the statements described below to the attention of Mr. Chevedden and explained the grounds upon which we believe they are excludable under Rule 14a-8(i)(3) and *SLB 14B*. In a follow-up telephone conversation on December 21, 2004 with Company counsel, Mr. Chevedden declined to delete the statements, making this no-action letter request necessary, even though, as described below, the Staff has on at least 3 occasions instructed the Proponent to delete similar language.

Paragraph 8 of the Proposal states:

> *I believe that this proposal has greater importance at our company because our Directors may place too much reliance on an expensive outside law firm for our Directors' corporate governance advice. Year-after-year our Directors hired this expensive outside law firm to aggressively attempt to exclude us from even voting on annual election of each director and other core governance topics.*

We believe that this paragraph is irrelevant to the Proposal and impugns the conduct, character and integrity of the Board without factual foundation. Rule 14a-9, note (b) includes among the examples of false or misleading statements, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The statement implies that the Board is somehow engaging in improper conduct by retaining legal counsel to vet the Proponent's numerous proposals. We note that, in the past, the Staff has concurred in the exclusion of similar language in Mr. Chevedden's proposals. *See The Boeing Co.* (Feb. 18, 2003) (instructing the Proponent to delete "[o]ur management hired an expensive law firm to try to prevent shareholders from even voting on this and other ballot topics"); *The Boeing Co.* (Feb. 7, 2002) (instructing the Proponent to delete "[i]n recent years the Board has allowed the hiring of an expensive law firm in response to routine shareholder proposals. The expensive law firm frequently attempts (and often fails) to totally exclude routine shareholder proposal topics from a vote of the very shareholders that the Board owes a fiduciary duty to"); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete "[s]hareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002").

Accordingly, we believe the paragraph may be excluded as false and misleading pursuant to Rule 14a-8(i)(3).

* * * * *

For the foregoing reasons, we believe that a portion of the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if a portion of the Proposal is excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: John Chevedden
David R. Watt
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company

EXHIBIT A

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. Lewis Platt
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Dear Mr. Platt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 ~~Nelson Ave.,~~ No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



David Watt

10-30-04
Date

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

3 – Adopt Shareholder Committee to Address our Majority Votes

RECCOMMED, Adopt Shareholder Committee to Address our Majority Votes. If a Rule 14a-8 shareholder proposal receives a majority of the votes cast yes or no and our Board of Directors does not take the action requested in the Proposal (or, in the case of a Proposal needing further shareholder approval, does not resolve to submit such approval to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 90 days of the meeting at which the vote was obtained, then:

(a) Our Board will constitute a "Majority Vote Shareholder Committee" composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee and who support the shareholder proposal;

(b) The purpose of this Committee will be to communicate with our Board regarding the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times prior to the deadline for Rule 14a-8 shareholder proposals for the next annual meeting.

The Board may abolish the Committee if:
(i) the Board takes the action requested in the Proposal; or
(ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee.

David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053 submitted this proposal.

There is a need for this proposal because our directors have a record of ignoring our majority shareholder votes. For example we as shareholders repeatedly voted in support of annual election of each director.
Percentages are based on yes and no votes cast.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%
2004	59%

Yet our directors have not moved to adopt this topic.

These repeated votes prevailed even though our Directors had objected in extra letters to individual shareholders. These extra director objections were paid for by our company.

I believe that this proposal has greater importance at our company because our Directors may place too much reliance on an expensive outside law firm for our Directors' corporate governance advice. Year-after-year our Directors hired this expensive outside law firm to aggressively attempt to exclude us from even voting on annual election of each director and other core governance topics.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

Adopt Shareholder Committee to Address our Majority Votes
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Committee
Proponent: David Watt

Ladies and Gentlemen:

The company disputes one accurate segment of the text:
"I believe that this proposal has greater importance at our company because our Directors may place too much reliance on an expensive outside law firm for our Directors' corporate governance advice. Year-after-year our Directors hired this expensive outside law firm to aggressively attempt to exclude us from even voting on annual election of each director and other core governance topics."

The company leaves all to speculate on how it devised its belief of "irrelevant." This proposal after all is for an unpaid shareholder committee which would give our directors a new means to obtain corporate governance recommendations. The company rephrases the text and then devised its own inflammatory "implies" statement about purported "improper conduct." To the contrary the shareholder text does not refer to "improper conduct."

The company argument is incomplete in that it fails to address whether it would be more likely for shareholders to come to a non-inflammatory inference such as the company vigorously reviews shareholder proposals. The company does not discuss the likelihood of many shareholders coming to the company's inflammatory inference.

It would be useful for just one of the many companies that devise these inflammatory inferences to have such inference backed up by a JD Power focus group input from a representative sample of shareholders on the probability of drawing such a inflammatory inference from the proposal text.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: David Watt
Mark Pacioni

6 Copies December 15, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Company 48-Hour Ultimatum and Rule 14a-8

Lades and Gentlemen:

This is an alert on a threatening company practice which should be discouraged. The Boeing company has sat on four rule 14a-8 proposals for weeks. Now the company threatens to file four no action request letters within the next 48-hours if the shareholders do not make the changes Boeing dictated. One of the Boeing dictations is 5-pages long.

At this stage of the rule 14a-8 process the normal deadline is 14-days. Thus Boeing, or any other company, should not threaten a shareholder with anything unless 14-days are allowed for response.

Sincerely,



John Chevedden

cc: James C. Johnson
Corporate Secretary

3 – Adopt Shareholder Committee to Address our Majority Votes

RECCOMMED, Adopt Shareholder Committee to Address our Majority Votes. If a Rule 14a-8 shareholder proposal receives a majority of the votes cast yes or no and our Board of Directors does not take the action requested in the Proposal (or, in the case of a Proposal needing further shareholder approval, does not resolve to submit such approval to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 90 days of the meeting at which the vote was obtained, then:

(a) Our Board will constitute a "Majority Vote Shareholder Committee" composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee and who support the shareholder proposal;

(b) The purpose of this Committee will be to communicate with our Board regarding the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times prior to the deadline for Rule 14a-8 shareholder proposals for the next annual meeting.

The Board may abolish the Committee if:
(i) the Board takes the action requested in the Proposal; or
(ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee.

David Watt, 23401 N.E. Union Hill Road, Redmond, WA 98053 submitted this proposal.

There is a need for this proposal because our directors have a record of ignoring our majority shareholder votes. For example we as shareholders repeatedly voted in support of annual election of each director.
Percentages are based on yes and no votes cast.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%
2004	59%

Yet our directors have not moved to adopt this topic.

These repeated votes prevailed even though our Directors had objected in extra letters to individual shareholders. These extra director objections were paid for by our company.

I believe that this proposal has greater importance at our company because our Directors may place too much reliance on an expensive outside law firm for our Directors' corporate governance advice. Year-after-year our Directors hired this expensive outside law firm to aggressively attempt to exclude us from even voting on annual election of each director and other core governance topics.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision-making power, but to improve that decision-making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

Adopt Shareholder Committee to Address our Majority Votes
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal recommends the creation of a shareholder committee to communicate with the board regarding the subject matter of shareholder proposals that receive a specified vote and are not acted upon.

We are unable to concur in your view that Boeing may exclude the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser